UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K
________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number 1-15321
________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smithfield Foods, Inc. 401(k) Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

SMITHFIELD FOODS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator
Smithfield Foods, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Smithfield Foods, Inc. 401(k) Plan as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Smithfield Foods, Inc. 401(k) Plan as of December 31, 2011 and 2010 and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent contributions and assets (held at end of year) at December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP
Newport News, Virginia
June 27, 2012

Smithfield Foods, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2011	2010
Assets
Investments - at fair value	$241,314,841	$251,521,900

Receivables
Notes receivable from participants	10,176,524	9,603,826
Participant contributions	687,251	512,619
Employer contributions	327,585	180,310
Total receivables	11,191,360	10,296,755

Total assets	252,506,201	261,818,655

Liability
Excess contributions payable	72,936	264,012

Net assets reflecting investments at fair value	252,433,265	261,554,643

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(982,893)	(749,570)
Net assets available for benefits	$251,450,372	$260,805,073

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to
Investment income
Net depreciation in fair value of investments	$(2,398,238)
Interest and dividends	3,095,531
697,293

Interest income on notes receivable from participants	545,297

Contributions
Participant	19,489,059
Employer	5,998,570
Rollover	498,557
25,986,186
Total additions	27,228,776

Deductions from net assets attributed to
Benefits paid to participants	25,975,002
Administrative fees	350,028
Total deductions	26,325,030
Transfers between retirement plans, net	(10,258,447)
Net change	(9,354,701)
Net assets available for benefits
Beginning of year	260,805,073
End of year	$251,450,372

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. 401(k) Plan
Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of Plan
The following description of the Smithfield Foods, Inc. 401(k) Plan (Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established by Smithfield Foods, Inc.  The Plan is for the benefit of eligible employees of Smithfield Foods, Inc. and affiliated employers that have adopted the Plan (collectively Company). The Smithfield Foods, Inc. Investment Committee controls and manages the operation and administration of the Plan. Wells Fargo Bank, N.A. serves as trustee of the Plan.  Eligibility requirements for 401(k) and matching contributions are 90 days of service and attainment of age 18.  To be eligible for discretionary profit sharing contributions a participant must have completed a year of service, as defined in the Plan, and attained age 18.  The Plan excludes union employees, leased employees, independent contractors and nonresident aliens.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).
Contributions
Each year, participants may contribute up to 50 percent of pre-tax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts.  The Company may make a matching and/or profit sharing contribution at the discretion of the board of directors.  During 2011, the Company contributed 50% of the first 4% of compensation that a participant contributed to the Plan. No additional contributions were made for the year ended December 31, 2011.  Contributions are subject to certain limitations.
Investment Options
Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trust funds, employer stock, and a group variable annuity as investment options for participants. In addition, participants may utilize an individual self-directed brokerage option, through which participants are able to invest in a variety of securities including stocks, bonds, mutual funds and government securities in accordance with the Plan document.
Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contributions, and plan earnings (losses), and charged with benefit payments, transaction fees related to notes receivable from participants, and allocations of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined in the Plan.  A participant is 100 percent vested after five years of credited service.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms extend to five years for general purpose loans and to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear an interest rate that is fixed at the time the loan is granted at prime rate plus 2%. As of December 31, 2011, interest rates ranged from 4.25% to 11.50%.  Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or various installment and annuity options as provided by the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Amounts contributed on a before-tax basis may only be withdrawn upon demonstration of financial hardship, disability, or after the participants reach the age of 59.5 years.
Forfeitures
As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $195,156 and $841,541, respectively. These accounts will be used to reduce Company contributions and pay Plan expenses. During 2011, forfeitures of $967,234 were used to reduce Company contributions.

2.	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
In accordance with GAAP, the stable value fund held by a defined contribution plan is required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the stable value fund as well as the adjustment to the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The Plan's administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions (participant loans) are charged directly to the participant's account.

3.	Investments
The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2011	2010
Wells Fargo Stable Return Fund (G) - at contract value	$38,380,768	$34,139,522
Smithfield Foods, Inc. common stock	28,005,548	29,288,019
Wells Fargo Advantage Dow Jones Target 2020 (I) Fund	20,574,443	19,867,806
Wells Fargo Advantage Dow Jones Target 2030 (I) Fund	16,603,494	15,197,760
American Funds Europacific Growth Fund (R4)	14,607,545	18,686,723
Wells Fargo BGI S&P 500 Index High Balance Fund	14,405,031	15,672,891
PIMCO Total Return Fund	14,321,833	15,159,676
Mainstay Large Cap Growth (R1)	13,772,845	14,433,436
Columbia Acorn Select-Z Fund	13,278,219	17,277,828
Wells Fargo Advantage Small Cap Value Fund	*	13,089,733
*     Investment does not represent 5 percent of net assets available for benefits at end of the year.
During 2011, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(16,933,273)
Common stock	12,170,824
Common collective trusts	2,367,641
Group variable annuity	(3,430)
$(2,398,238)

4.	Fair Value Measurements
Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.

•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.
When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy. Level 1 investments include mutual funds and common stock.
Level 2 investment securities include common collective trust funds and a group variable annuity for which quoted prices are not available in active markets for identical instruments. The Plan utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics. Common collective trust funds and the group variable annuity are valued at the closing net asset value (NAV) of the units held by the Plan at year end.
The following sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Target date	$62,190,554	$—	$—	$62,190,554
Large cap	27,119,774	—	—	27,119,774
Bond	21,835,998	—	—	21,835,998
Mid cap	18,874,114	—	—	18,874,114
International	14,607,545	—	—	14,607,545
Small cap	10,774,075	—	—	10,774,075
Smithfield Foods, Inc. common stock	28,005,548	—	—	28,005,548
Self-directed brokerage	1,965,657	49,872	—	2,015,529
Common collective trusts:
Stable value (a)	—	39,363,661	—	39,363,661
Growth (b)	—	14,405,031	—	14,405,031
Money market (c)	—	684,859	—	684,859
Group variable annuity (d)	—	1,438,153	—	1,438,153
Total assets at fair value	$185,373,265	$55,941,576	$—	$241,314,841

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Target date	$58,635,505	$—	$—	$58,635,505
Large cap	30,294,517	—	—	30,294,517
Bond	23,402,857	—	—	23,402,857
Mid cap	22,736,684	—	—	22,736,684
International	18,686,724	—	—	18,686,724
Small cap	13,089,733	—	—	13,089,733
Smithfield Foods, Inc. common stock	29,288,019	—	—	29,288,019
Self-directed brokerage	1,631,146	496,166	—	2,127,312
Common collective trusts:
Stable value (a)	—	34,889,092	—	34,889,092
Growth (b)	—	15,672,891	—	15,672,891
Money market (c)	—	1,202,796	—	1,202,796
Group variable annuity (d)	—	1,495,770	—	1,495,770
Total assets at fair value	$197,765,185	$53,756,715	$—	$251,521,900

(a)
Represents investment in a common collective trust which seeks a moderate level of stable income without principal volatility by investing in investment contracts issued by selected high quality insurance companies and financial institutions. There are no unfunded commitments. See Note 6 for further discussion.

(b)
Represents investment in a common collective trust which seeks to approximate as closely as practicable the total return of the Standard & Poor's 500 Index ("Index") through investment in equity securities of companies that comprise the Index. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

(c)
Represents investment in a common collective trust which seeks to provide investors with a competitive rate of return and a high level of stability of principal and liquidity by investing in a diversified portfolio of money market instruments with an average maturity of 90 days or less. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

(d)
Represents investment in a group variable annuity whose underlying mutual fund seeks long-term capital growth consistent with preservation of capital and balanced by current income. There are no unfunded commitments, redemption frequency restrictions or other redemption restrictions.

5.	Wells Fargo Stable Return Fund (G)
The Wells Fargo Stable Return Fund (G) (the Fund) is a collective trust fund sponsored by Wells Fargo Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's net asset value (NAV) per unit, which is based on the assets held by the Fund less any liabilities, divided by the total number of units outstanding. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan
Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

•
The redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan Sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of the Plan Sponsor, or the merger of the Plan with another plan.

Circumstances that Impact the Fund
The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.
The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modifications of the Fund or the administration of the Fund that is not consented to by the wrapper issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow.

•	Employer-initiated transactions by participant plans as described above.
In the event that wrapper contracts fail to perform as intended, the Fund's NAV may decline if the market value of its assets decline. The Fund's ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrapper issuer's ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund's inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

6.	Exempt Party-In-Interest Transactions
The Plan invests in certain funds managed by Wells Fargo, N.A. and participant-directed brokerage accounts held by Wells Fargo, N.A.  Wells Fargo, N.A. is the trustee of the Plan.  Fees paid to Wells Fargo, N.A. by the plan amounted to $350,028 in 2011 for investment management and administrative services. The Plan also invests in Smithfield Foods, Inc. common stock.  At December 31, 2011 and 2010, the Plan held 1,153,441 and 1,419,681 shares, respectively, of Smithfield Foods, Inc. common stock.  During the year ended December 31, 2011, no dividend income was recorded by the Plan.

7.	Tax Status
The Internal Revenue Service has determined and informed the Company by letter dated October 23, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The determination letter is subject to adoption of proposed amendments included in the September 23, 2008 application for determination. Although the Plan has been restated since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.	Transfer of Assets
Transfers of assets between plans also occur if a change in the employment status of an employee, who participates in a Smithfield-sponsored retirement plan, causes the employee to change plans due to eligibility requirements. Transfer activity for the year ended December 31, 2011 was as follows:

Transfers from the Plan to John Morrell & Co. Salaried Employees Incentive Savings Plan for Patrick Cudahy, Inc. participants	$(10,771,219)
Other transfers to the Plan from John Morrell & Co. Salaried Employees Incentive Savings Plan, net	307,086
Transfers to the Plan from Smithfield Foods, Inc. Bargaining 401(k) Plan, net	$205,686
$(10,258,447)

9.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

10.	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * *

Smithfield Foods, Inc. 401(k) Plan

Schedule of Delinquent Participant Contributions
Schedule H, Line 4a

EIN 52-0845861 Plan 002

Year Ended December 31, 2011

	Participant contributions transferred late to the Plan	Total that constitute nonexempt prohibited transactions
Pay-period ending	Participant loan repayments are included	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP	Total fully corrected under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Execmption 2002-51

Various dates during 2010	$125,111	$—	$125,111	$—	$—
The late contributions were remitted within the Plan year.
Lost earnings related to 2010 contributions were deposited to the Plan in 2011.

Smithfield Foods, Inc. 401(k) Plan

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

EIN 52-0845861 Plan 002

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost***	(e) Current value
*	Wells Fargo	Stable Return Fund (G) - at contract value		$38,380,768
*	Smithfield Foods, Inc.	Common Stock		28,005,548
*	Wells Fargo	Advantage Dow Jones Target 2020 (I) Fund		20,574,443
*	Wells Fargo	Advantage Dow Jones Target 2030 (I) Fund		16,603,494
	American Funds	Europacific Growth Fund (R4)		14,607,545
*	Wells Fargo	BGI S&P 500 Index High Balance Fund		14,405,031
	PIMCO	Total Return Fund		14,321,833
	Mainstay	Large Cap Growth (R1)		13,772,845
	Columbia	Acorn Select-Z Fund		13,278,219
*	Wells Fargo	Advantage Small Cap Value Fund		10,774,075
*	Wells Fargo	Advantage Dow Jones Target 2040 (I) Fund		10,390,077
	Massachusetts Financial Services	Value A Fund		9,659,335
*	Wells Fargo	Advantage Government Securities Fund		7,514,165
*	Wells Fargo	Advantage Dow Jones Target 2010 (I) Fund		7,169,193
	Columbia	Mid-Cap Value Fund R4		5,595,895
*	Wells Fargo	Advantage Dow Jones Target 2050 (I) Fund		4,238,024
	Davis	NY Venture Fund		3,687,594
*	Wells Fargo	Advantage Dow Jones Target Today (I) Fund		3,215,323
	Brokerage securities	Personal Choice Retirement Account (self-direct brokerage accounts)		2,015,529
	Genworth	Clearcourse Group Variable Annuity		1,438,153
*	Wells Fargo	Short Term Investment Fund G		684,859
*	Participant loans**	Maturing through August 2021, interest rates ranging from 4.25% to 11.5%, collateralized by participant accounts	—	10,176,524
			$—	$250,508,472
*    Identified as a party-in-interest.
**    The accompanying financial statements classify participant loans as notes receivable from participants.
***    Cost omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMITHFIELD FOODS, INC. 401(k) PLAN
(Smithfield Foods, Inc. as Plan Administrator)

Date: June 27, 2012	/s/ Michael H. Cole
Michael H. Cole
Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit 23	Consent of Independent Registered Public Accounting Firm